EXHIBIT 99.7

October 26, 2020

Electric Vehicle Charging:

ChargeUp Europe, Voice of the Industry in Europe, Welcomes TOTAL

as its 9th member

ChargeUp Europe, the voice of the electric vehicle charging industry in Europe, is delighted to announce its latest member, broad energy company TOTAL.

TOTAL’s membership reflects its strong commitment to electro-mobility, and its support for the core values and objectives of all ChargeUp Europe members: delivering a seamless charging experience for EV drivers, incentivising investment and creating a consumer-centric, open market model for charging.

Just over six months since the launch of ChargeUp Europe, the Alliance, which was created by Allego, ChargePoint and EVBox Group, now counts nine members. As it continues to grow its membership, ChargeUp Europe looks forward to continuing to actively contribute to discussions on policy initiatives at EU level that can support an efficient, effective and consumer-friendly roll out of charging infrastructure across the EU.

Commenting on the announcement, Pierre Clasquin, EV Charge Vice-President at Total, stated:

“We are delighted to be the first broad energy company to join the ChargeUp Europe alliance. The EU has been a pioneer on the path toward carbon neutrality while Total is pledging to achieve net zero emissions in Europe by 2050 or earlier. As all electric mobility players on the continent, we have therefore a key role to play. In this context of a gradual switch towards Net Zero mobility, our ambition is to operate 150,000 EV charging points by 2025. Joining the ChargeUp Europe alliance will facilitate advocacy for policies that encourage investment and facilitate the adoption of electric vehicles at the European level.”

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Media contacts:

ChargeUp Europe Secretariat Phone: +32 2 669 16 00 E-mail: secretariat@chargeupeurope.eu	TOTAL – Media Relations Phone: +33 1 47 44 46 99 Email: presse@total.com Twitter : @TotalPress Investor Relations: +44 (0)207 719 7962 ir@total.com

Rue de la Loi 227, 1040 Brussels, Belgium

+32 2 669 16 00, secretariat@chargeupeurope.eu

About ChargeUp Europe

ChargeUp Europe, based in Brussels, is an alliance representing the Electric Vehicle (EV) charging infrastructure sector. ChargeUp Europe has been formed to accelerate the switch to zero emission mobility and ensure a seamless driver experience with access to high quality, readily available charging infrastructure across Europe. As of today, our member companies – Allego, ChargePoint, EVBox Group, EDP, evway, Fastned, GreenWay, has.to.be and Total - represent over 190.000 charging points in all 27 EU Member States.

www.Chargeupeurope.eu

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

www.total.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.

Rue de la Loi 227, 1040 Brussels, Belgium

+32 2 669 16 00, secretariat@chargeupeurope.eu